Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for Park National Corporation ("Park"), which includes Park’s subsidiaries, on a consolidated basis for the each of the periods indicated:

	For the Nine Months Ended September 30, 2018	For the Fiscal Year Ended December 31,
		2017	2016	2015	2014	2013
Ratio of earnings to fixed charges (1)
Excluding Interest on Deposits	11.85	5.91	5.85	5.45	5.07	4.72
Including Interest on Deposits	4.16	3.74	4.17	4.00	3.97	3.58

(1) For the purpose of computing the ratios of earnings to fixed charges, earnings consist of consolidated income before income tax expense and fixed charges. Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, and one-third of rental expense (which Park believes is representative of the interest factor).

(in thousands)
Earnings:
Income before income tax expense	$100,733	$118,470	$122,895	$113,579	$120,416	$109,372
Fixed Charges:
Interest on deposits	22,574	19,093	13,416	12,354	11,000	13,008
Interest on borrowings and long-term debt	8,792	23,571	24,755	25,088	29,099	28,914
Rental expense interest factor (1/3)	488	552	592	447	475	478
Total fixed charges:
Including interest on deposits	$31,854	$43,216	$38,763	$37,889	$40,574	$42,400
Excluding interest on deposits	$9,280	$24,123	$25,347	$25,535	$29,574	$29,392